

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2011

Rolla P. Huff
Chief Executive Officer
EarthLink, Inc.
1375 Peachtree Street
Atlanta, GA 30309

 Re: **EarthLink, Inc.**
 Preliminary Revised Proxy Statement on Schedule 14A
 Filed March 1, 2011
 File No. 001-15605

Dear Mr. Huff:

 We have completed our review of your filing and have no further comments at this time on the specific issues raised.

 Sincerely,

 Maryse Mills-Apenteng
 Special Counsel